Exhibit 99.3

PRIVET FUND LP
79 WEST PACES FERRY RD
SUITE 200B
ATLANTA, GA 30305

July 5, 2016

Re:           Frequency Electronics, Inc.

Dear _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Frequency Electronics, Inc. (the "Company") in connection with the proxy solicitation that Privet Fund LP and its affiliates (collectively, "Privet") is considering undertaking to nominate and elect directors at the Company's 2016 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements or continuations thereof (the "Privet Solicitation").  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter ("Agreement") will set forth the terms of our agreement.
  Privet agrees to indemnify and hold you harmless from and against any and all claims of any nature, whenever brought, arising from the Privet Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional violations of law, criminal actions or material breach of the terms of this agreement or that certain joint Filing and Solicitation Agreement dated as of July 5, 2016; provided, further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, causes of action, as well as all  costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitral action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Privet Solicitation and any related transactions (each, a "Loss").
  In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Privet prompt written notice of such claim or Loss (provided that failure to promptly notify Privet shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Privet will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all expenses incurred by you as provided herein.  Privet will not enter into any settlement of Loss without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss.

You hereby agree to keep confidential and not disclose to any party, without the consent of Privet, any confidential, proprietary or non-public information (collectively, "Information") of Privet, its affiliates or members of its Schedule 13D group which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Privet, its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.
  Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Privet so that Privet or any member thereof may seek a protective order or other appropriate remedy or, in Privet's sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or Privet does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Privet and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Privet and, upon the request of a representative of Privet, all such information shall be returned or, at Privet's option, destroyed by you, with such destruction confirmed by you to Privet in writing.
This letter agreement shall be governed by the laws of the State of Georgia, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours, PRIVET FUND LP By: Privet Fund LLC, its investment manager By: /s/ Ryan Levenson Name: Ryan Levenson Title: Sole Manager

ACCEPTED AND AGREED:
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